

September 28, 2011

Via E-mail
Walter Davis
President and Chairman of the Board of Directors
c/o Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

> **Re: BHM Discretionary Futures Fund L.P.**
> **Amendment No. 3 to Form 10-12G**
> **Filed September 9, 2011**
> **File No. 000-54284**

Dear Mr. Davis:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 99.1

Note 6. Financial Highlights

1.   We have reviewed your response to comment 6, and it appears that the ratios presented in Note 6 are non-GAAP financial measures. For example, the measure Net investment loss adjusts the GAAP measure Net investment loss, as presented on your Statement of Operations, by adding back Expenses allocated from Trading Company and Organizational costs, thus creating a non-GAAP financial measure, which is used to derive the non-GAAP ratio Net investment loss. In future filings, please remove all non-GAAP financial measures from your financial statements and accompanying notes. Refer to Item 10(e) of Regulation S-K.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comments regarding the Investment Company Act, please contact Stephen Van Meter in the Division of Investment Management at (202) 551-4448. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Timothy P. Selby, Esq.
Alston & Bird LLP
Via E-mail